DAILY JOURNAL CORPORATION

915 EAST FIRST STREET

LOS ANGELES, CALIFORNIA 90012

TELEPHONE (213) 229-5300

FACSIMILE (213) 229-5481

______________

October 31, 2014

Lyn Shenk

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Daily Journal Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed June 24, 2014
File No. 000-14665

Dear Mr. Shenk:

We are in receipt of your letter dated September 25, 2014 with respect to the above-referenced Form 10-K (the “Form 10-K”). By way of background, the Company was unable to file the Form 10-K on a timely basis because the Company’s auditor, Ernst & Young LLP, required additional time to complete its audits of the Company’s fiscal 2013 financial statements and the Company’s internal control over financial reporting (“ICFR”). Therefore, in order to provide investors with important and timely information about the Company’s financial performance, the Company filed a Form 8-K with preliminary unaudited results in December 2013.

Then, because Ernst & Young did not complete its audits until the third quarter of fiscal 2014, there was no definitive starting place for periods subsequent to fiscal 2013, and it was not possible for the Company to file Form 10-Qs for the first two quarters of fiscal 2014 on a timely basis. So, the Company filed Form 8-Ks on the due dates for the periodic reports in order to provide the marketplace with preliminary results. When the final reviewed financial statements were then included in the Form 10-Qs, they reflected all additional information and subsequent events through the date of each filing, as required under GAAP.

For ease of reference, we have set forth your comments and the Daily Journal’s responses to those comments below.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Intangible Assets, page 28

1. Based on your disclosure, it appears that intangible assets consist of purchased software and customer relationships. Please revise to disclose the gross carrying amount and accumulated amortization by major intangible asset class for each balance sheet date presented. Refer to ASC 350-30-50-2.

In future filings, the Company will disclose the gross carrying amount and accumulated amortization by major intangible asset class for each balance sheet date presented. The following chart shows the additional detail as of September 30, 2013:

	Intangibles ($000)
	Customer Relationships	Developed Technology	Total
Gross Intangibles	23,524	2,678	26,202
Accumulated Amortization	(1,640)	(225)	(1,865)
Total	21,884	2,453	24,337

Item 9A. Controls and Procedures, page 34

Evaluation of Disclosure Controls and Procedures, page 34

2. We note your conclusion that disclosure controls and procedures (DCP) was effective as of September 30, 2013 and we note similar conclusions in your December 31, 2013, March 31, 2014, and June 30, 2014 Forms 10-Q. You state the untimely filing of your Form 10-K for the fiscal year ended September 30, 2013 and your Forms 10-Q for fiscal 2014 were not due to a lack of effectiveness of your DCP, but instead due to the additional time required to complete the assessment and audit of your internal control over financial reporting.

Exchange Act Rule 13a-15(e) states that the term “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. We also note the amounts reported for income (loss) from operations, provision for (benefit from) income taxes, and net income (loss) in your filed Form 10-K and Forms 10-Q for these periods differed from the unaudited results included in your Forms 8-K filed on December 31, 2013, February 11, 2014, and May 23, 2014, and the differences were significant for the quarterly reports.

Given this definition, your non-timely filings due to a requirement of the Act, and the differences noted in your financial results please tell us in more detail why you believe your DCP was effective under the definition in Exchange Act Rule 13a-15(e).

The Form 10-K was completed and ready to file in December 2013, but for the completion of Ernst & Young’s audits of the Company’s financial statements and ICFR. All internal sign-offs, as well as sign-off from the Company’s outside legal counsel, had been received, and the Company was under the impression that Ernst & Young intended to deliver its audit reports by the extended reporting deadline under Exchange Act Rule 12b-25. When that deadline was missed, Ernst & Young simply indicated that more time was required and that it would finish its work “in due course.”

Furthermore, the Company does not believe that the differences in amounts reported in the Form 8-Ks versus the Form 10-K and Form 10-Qs are significant from an investor’s standpoint. In fact, they represent only two things: (1) a reclassification of ($1,762,000) from goodwill and accrued liabilities to prepaid expenses and other assets relative to the allocation of the purchase price for New Dawn Technologies, Inc. (“New Dawn”) at the acquisition date in order to record work-in-progress, and (2) additional available information due to the passage of time.

As part of its ICFR, the Company evaluated these differences at the time of the Form 10-K and Form 10-Q filings in accordance with SEC Staff Accounting Bulletin No. 99, and it determined that the differences were not quantitatively or qualitatively material. The Company also concluded that the differences did not evidence a deficiency in its disclosure controls and procedures. Below is additional detail on each of the items that contributed to the differences:

Work-in-progress. There was an immaterial difference of $69,000 in the net income of the Company between the $3,779,000 reported in the Form 10-K and the $3,848,000 reported in the Form 8-K. This difference is the consequence of the reclassification entry described above and is the after-tax result of adjusting the work-in-progress costs for New Dawn’s software installation projects as of September 30, 2013. This reclassification then affected the financial results for the first and second quarters of fiscal 2014 because $173,000 and $130,000, respectively, were required to be recorded as expenses for New Dawn projects that went “live” during those two quarters.

Completion of third-party valuation. The Company completed its preliminary valuation of the assets it acquired from ISD Corporation shortly after the closing of the purchase in September 2013. In accordance with ASC 805-Business Combinations, the Company then retained a third-party valuation specialist in December 2013, and the specialist completed its analysis in July 2014. Accordingly, the Company had the benefit of the specialist’s work at the time it filed the Form 10-Qs but not at the time it filed the Form 8-Ks. This resulted in a reclassification of $1,700,000 from intangibles to goodwill, and thus a downward $114,000 pre-tax adjustment to intangible amortization in the first quarter, and a downward $85,000 adjustment in the second quarter, in each case compared to the preliminary amounts disclosed in the Form 8-Ks.

Better full-year 2014 forecast. The tax provisions reported in the Company’s Form 10-Qs increased by $165,000 in the first quarter and $110,000 in the second quarter compared to the numbers reported in the Form 8-Ks because the Company was able to more closely forecast its pretax income (loss) at the time it filed the Form 10-Qs given that almost 11 months of fiscal 2014 had passed. Accordingly, due to the passage of time, the tax provisions in the filed Form 10-Qs primarily reflect the better information that existed in August 2014 about the likelihood of better results for the full fiscal year than earlier estimated.

Below is a summary of these differences between the preliminary amounts reported in the Form 8-Ks and the amounts reported in the Form 10-K and Form 10-Qs:

	($000)
	FY 2013	Q1 FY 2014		Q2 FY 2014
Pretax income (loss)	(119)	(59)	(a)	(104)	(c)
Tax (provision) benefit	50	(165)	(b)	(110)	(d)
Net income (loss)	(69)	(224)		(214)

(a) Reflects the $173,000 in expenses from work-in-progress less the $114,000 reduction from the ISD intangible adjustment.

(b) Reflects the net result from applying the effective tax rate anticipated for fiscal 2014 to the net operating loss from continuing operations for the first quarter of fiscal 2014.

(c) Reflects the $303,000 in accumulated expenses from work-in-progress less the accumulated reduction of $199,000 from the ISD intangible adjustment.

(d) Reflects the net result from applying the effective tax rate anticipated for fiscal 2014 to the net operating loss from continuing operations for the first two quarters of fiscal 2014.

Because all of the differences in the reported amounts can be traced to the work-in-progress reclassification and to better information due to the passage of time (including the availability of the valuation report for the ISD assets from the third-party specialist), the Company does not believe that any of the differences were the result of any weaknesses in the Company’s disclosure controls and procedures. Furthermore, the Company indicated in the Form 8-Ks that the reported amounts were preliminary and subject to change, and the Company believes that the changes were not unusual nor material to an investor’s understanding of the Company’s financial performance.

Management’s Report on Internal Controls over Financial Reporting, page 34

3. We note that you excluded ISD Technologies, Inc. from your evaluation of internal controls over financial reporting. Please tell us whether New Dawn Technologies, Inc., acquired in December 2012, was included in your evaluation of internal controls over financial reporting.

New Dawn was included in the Company’s evaluation of internal control over financial reporting.

4. We note your conclusion that internal control over financial reporting (ICFR) was effective as of September 30, 2013. We further note your disclosure that you disagree with your auditor’s conclusion that your ICFR was ineffective. The audit report disclosed material weaknesses in the area of non-routine transactions and processes, and segregation of duties and financial reporting information. It also states certain of the control deficiencies that led to a material weakness were a result of audit adjustments recorded in the fourth quarter as well as additional disclosures in the consolidated financial statements. Please address the following:

●

     Tell us how you considered these adjustments in your determination of whether there were control deficiencies in your ICFR. Refer to bullet point three on page 37 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.”

The Company believes that the “certain” audit adjustments and disclosures referred to in Ernst & Young’s report were (1) the work-in-progress reclassification described above, (2) the purchase price allocation for the New Dawn acquisition, and (3) the recording of an “other than temporary impairment” charge for one of the marketable securities held by the Company. The Company believes that these adjustments were not material to an investor’s understanding of the Company’s financial performance, and the Company does not believe that any of these adjustments were the result of any ICFR deficiencies.

As noted above, the work-in-progress reclassification led to an immaterial reduction in net income for fiscal 2013 from $3,848,000 to $3,779,000 – a difference of only $69,000. With respect to the New Dawn purchase price allocation, a third-party specialist engaged to support the allocation valued New Dawn’s intangible assets at $9,500,000 compared to management’s original valuation of $9,522,000 – an immaterial difference of only $22,000. And the recording of an “other than temporary impairment” charge for a marketable security is a highly subjective decision about which reasonable minds can differ. As part of its ICFR, the Company closely monitors its portfolio and evaluates each security for impairment quarterly (or more frequently, if circumstances warrant). In this case, the Company had, in fact, identified the possible need to write off an unrealized loss on a security in the Summer of 2013 (just as it had in the prior fiscal year with a different security) but concluded, initially with Ernst & Young’s concurrence, that it was not necessary. A later change in that subjective assessment does not represent a failure of the Company’s controls.

Accordingly, none of these adjustments implicate the third bullet point on page 37 of SEC Release No. 33-8810. That bullet point refers to the identification of a material misstatement of the financial statements in the current period in circumstances that indicate the misstatement would not have been detected by the Company’s ICFR. No material misstatements were identified in this case. And even if the amount of the “other than temporary impairment” charge is considered significant, the Company’s ICFR was effective in identifying the issue.

●

     Tell us whether you identified control deficiencies in any of the same areas described in the audit report (e.g. segregation of duties or multiple element software revenue recognition). If so, explain in detail your evaluation of the severity of these control deficiencies.

The Company did identify a control deficiency with respect to segregation of duties, although the Company does not believe it to be a material weakness or even a significant deficiency. As a small company, the Company has traditionally had a six-person accounting department, and the controller and the assistant to the controller post journal entries and have administrative access to the Sage accounting system and Ceridian payroll system. Recognizing that this is not a best practice, the Company has long used mitigating controls whereby the CEO/CFO reviews all non-routine and all period-ended routine journal entries. Also, the various department supervisors participate in the financial review and new hire processes.

The Company believes that the review by the CEO/CFO and the department supervisors, coupled with the fact that the Company’s supporting financial systems are run by the supervisors and not by the accounting or IT departments, are sufficient mitigating controls that would expose any material errors and any improper journal entries. The Company believes that these controls have worked well for many years, and that its documentation of these controls is robust. Accordingly, the Company does not believe that this deficiency in the Company’s segregation of duties is a material weakness or significant deficiency in ICFR.

●

     To the extent you identified more than one deficiency; discuss how aggregation of deficiencies was considered in your evaluation of the effectiveness of other impacted components of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Integrated Framework like the risk assessment component.

The Company identified segregation of duties within the accounting department as the only deficiency within the Company’s ICFR.

5. You state on page 35 that you will consider whether additional documentation of your financial reporting and internal control system should be created to assist with the review and audit of your internal controls in the future and whether additional segregation of duties would meaningfully enhance that system. However, we note from your subsequent quarterly reports on Forms 10-Q that you reported there were no material changes in your internal control over financial reporting. Therefore, please tell us whether you have given consideration to additional documentation and controls as stated in your report in your September 30, 2013 Form 10-K and, if so, what resulted from this further consideration.

There were no material changes in the Company’s ICFR during the Company’s first three fiscal quarters. Since then, the Company has been critically assessing and refining its ICFR, and it has made certain changes (none of which it views as material), as described below:

●	moved responsibility for setting up user access rights of the Company’s Sage financial system from the accounting department to the IT department;
●	updated some of the Company’s process documentation, primarily for the technology business, and started building a software program to better track the implementation project control process;
●	adopted a control whereby the CEO/CFO or controller initial and document their review of all of the tax schedules received from the Company’s third-party tax expert;
●	hired an additional accounting clerk to review accounts receivable and payable and reconcile bank accounts for the technology business; and
●	instituted a process whereby the accounting and human resources departments cross-check each other with respect to new hires and/or salary changes.

In addition, the Company will continue to assess the desirability of any additional controls and/or ICFR documentation as the audit of the fiscal 2014 financial statements continues.

Form 10-Q for Fiscal Quarters Ended December 31, 2013 and March 31, 2014

6. We note that the amounts reported for income (loss) from operations, provision for (benefit from) income taxes, and net income (loss) in your Forms 10-Q for the first and second quarters of fiscal 2014 differed significantly from the results included in your Forms 8-K filed on February 11, 2014 and May 23, 2014. We also note one of the non- routine class of transactions and processes referenced as a material weakness in the September 30, 2013 Form 10-K audit report on ICFR was the evaluation of the quarterly and annual current and deferred tax provision and related accounts. Please tell us how these differences arose, including whether they related to control deficiencies in fiscal 2013 and/or 2014. If so, tell us how you evaluated the severity of these control deficiencies individually and in the aggregate with other control deficiencies identified in fiscal 2013.

As noted above in our response to comment #2, the differences in the amounts reported for income (loss) from operations, provision for (benefit from) income taxes, and net income (loss) in the Company’s Form 10-Qs differed from the amounts reported in the Form 8-Ks due to the work-in-progress reclassification, the ISD intangible amortization expenses and the Company’s ability to better forecast its fiscal 2014 results due to the passage to time. The Company does not believe that the differences are the result of any ICFR deficiencies in fiscal 2013 or fiscal 2014.

The Company believes that the reference in Ernst & Young’s attestation report to a material weakness in the Company’s evaluation of its current and deferred tax provision and related accounts relates to a mathematical error in a draft of one of the tax schedules that was prepared by the Company’s third-party tax expert and circulated simultaneously to Ernst & Young and the Company in an early stage of the review process when the tax entries had not yet been recorded in the Company’s books. The Company’s CEO/CFO and/or controller have always reviewed the tax entries and discussed various tax issues with its third-party tax expert and the auditor’s tax team. As noted above in our response to comment #5, the Company has now adopted a control whereby the CEO/CFO or controller initial and document their review of all of the tax schedules received from the Company’s third-party tax expert, but we believe our failure to have this control previously did not represent an ICFR deficiency. Also, it had nothing to do with the differences in the amounts reported in the Form 10-Qs compared to the amounts in the Form 8-Ks. There was no adjustment to the tax provision for fiscal 2013, and the adjustments in fiscal 2014 relate to the improvement in the Company’s business 11 months into the fiscal year compared to the earlier loss estimates.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the foregoing to the undersigned at (213) 229-5300.

Sincerely,

/s/ Gerald L. Salzman

Gerald L. Salzman